Exhibit 2

TELE NORTE LESTE PARTICIPAÇÕES S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 02.558.134/0001-58

Board of Trade (NIRE) No. 33 300 26253-9

Publicly-Held Company

MINUTES OF THE 337th EXTRAORDINARY MEETING OF THE BOARD OF

DIRECTORS, HELD ON AUGUST 17, 2011.

I. DATE, TIME AND PLACE: August 17, 2011, at 6:00 p.m., in the Meeting Room of the Board of Directors of the Company, located at Praia de Botafogo, No. 300, 11th floor, room 1101, Botafogo, in the City of Rio de Janeiro, State of Rio de Janeiro, Brazil.

II. CALL NOTICE: By individual messages sent to the members of the Board of Directors on August 9, 2011.

III. ATTENDANCE: A majority of the members of the Board of Directors were present, as per the signatures below. Also in attendance were Alex Waldemar Zornig, Tarso Rebello Dias, José Augusto da Gama Figueira, Maria Gabriela Campos da Silva Menezes Côrtes and Daniella Geszikter Ventura (representatives of the Company), Jorge Eduardo Badra Donato, Luiz Alberto Pereira de Mattos and Luiz Carlos Vieira da Silva (members of the Independent Special Committee of the Company (the “Committee”)), Bruno Amaral and Anna Daher (representatives of Banco BTG Pactual S.A., financial advisor to the Committee).

IV. CHAIR: José Mauro Mettrau Carneiro da Cunha and José Augusto da Gama Figueira acted as Chair and Secretary of the meeting, respectively.

V. AGENDA AND RESOLUTIONS: The Chairman of the Board of Directors, José Mauro Mettrau Carneiro da Cunha, started the meeting by requesting the Committee to explain the process of negotiating with the other independent special committees, including whether the negotiations were joint or separate, the dynamic of the interactions among the committees/Company/financial advisors and the role of each in the process. Luiz Alberto Pereira de Mattos explained in detail the work done by the Committee, the metrics and the negotiation process. After examining the materials provided by the Committee, which analyzed the transactions comprising the Corporate Reorganization and the negotiation of the exchange ratios with the Independent Special Committee of BRT, discussing the recommended exchange ratios and making necessary inquiries to the members of the Committee present and the representative of the Committee’s financial advisor, the members of the Board of Directors unanimously approved the following exchange ratios for shares between the Company and BRT:

Original share / Replacement share	Exchange Ratio
TNLP3 / BRTO3	2.3122
TNLP4 / BRTO4	2.1428
TNLP4 / BRTO3	1.8581

A majority of the members of the Board of Directors were present and affixed their signatures, and the vote by proxy of Board Member Carlos Fernando Costa was registered.

Rio de Janeiro, August 17, 2011.

José Augusto da Gama Figueira

Secretary

Board Members:

José Mauro Mettrau Carneiro da Cunha Chair	Fernando Magalhães Portella

Pedro Jereissati	Otavio Marques de Azevedo

Alexandre Jereissati Legey	Ricardo Ferraz Torres (alternate)

Cláudio Figueiredo Coelho Leal	Demósthenes Marques

Carlos Fernando Costa	Renato Torres de Faria

Rafael Cardoso Cordeiro (alternate)	Shakhaf Wine

TELE NORTE LESTE PARTICIPAÇÕES S.A.

Minutes of the 337th Meeting of the Board of Directors

Held on August 17, 2011